Exhibit (a)(10)


    Amsterdam, June 14, 1999

              ROYAL PHILIPS EXTENDS TENDER OFFER FOR VOICE CONTROL
                         SYSTEMS, INC. TO JUNE 18, 1999

                          87.9% OF ALL SHARES TENDERED

Royal Philips Electronics of The Netherlands (AEX: PHI, NYSE: PHG) today announced that its wholly owned subsidiary, Vulcan Merger Sub, Inc., has extended until June 18, 1999 its tender offer for all of the outstanding shares of common stock of Voice Control Systems, Inc. (NASDAQ: VCSI). As of 12:00 midnight, Eastern time, on Friday, June 11, 1999, approximately 12,221,760 shares representing approximately 87.9% of the total outstanding VCS common stock had been validly tendered and not withdrawn pursuant to the tender offer, including 333,734 shares tendered pursuant to notices of guaranteed delivery.

Philips is extending the offer in order to obtain over 90% of the outstanding VCS shares so that it may conduct an immediate "short form" merger under Delaware law to acquire the remaining shares. However, Philips does not intend to extend the offer further if it does not obtain 90%. In that case, Philips will initiate a regular merger process under Delaware law which is likely to take up to two months to complete. In either case, remaining shareholders who fail to tender their shares will not be paid until after the merger. As in the offer, shareholders will receive $4.00 per share in the merger.

The tender offer commenced on May 14, 1999 and, as extended, is now scheduled to expire at 5:00 p.m., Eastern time, on Friday, June 18, 1999. Further information and a copy of the related Offer to Purchase may be obtained from the information agent for the offer: D.F. King & Co., Inc., 77 Water Street, New York, New York 10005; (212) 425-1685 (bankers and brokers); (800) 769-5414 (all others).


For further information:

         Philips Media Relations:
         Alison Screeton
         tel: +31 20 59 77216

         Voice Control Systems, Inc.
         Kim Terry
         tel: +1 972 726-1220



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         VCS is a leading speech software platform provider, offering vocabularies in over 50 languages with more than 2.5 million speech recognizers, including 500,000 in telecom, installed in 30 countries. Speech-driven applications using VCS products are used today in telecommunications, automotive and consumer electronics to enable computers and electronic devices to understand and process human speech. VCS is headquartered in Dallas, Texas, with regional offices in Cambridge, Massachusetts, San Jose, California, and Portsmouth, England. The company's stock is traded on the Nasdaq national market system under the symbol VCSI. For more information visit the company's web site at www.voicecontrol.com.

         Philips Speech Processing is a pioneer and one of the global market leaders in speech recognition, natural dialogue and language understanding technologies. A developer of voice enabled telephony applications, Royal Philips has a large installed base of speech recognition and natural dialogue systems in Europe and is a major speech technology provider in North America. Its natural dialogue platform Speech Mania and Speech Pearl speech recognition engines are used for banking, travel, auto attendants speech portals and white and yellow pages automation. Royal Philips has more than 40 years experience in the development and marketing of speech products and developed the first commercially available PC based natural, continuous speech recognition engine for speech to text applications in 1993. Royal Philips' line of end user software (Freespeech 98 and Freespeech 2000 for SOHO and consumer markets, and SpeechPro for the professional dictation users) is available in 16 languages and its Vocon Speech Recognizer for embedded systems has been successfully integrated in consumer electronics products and devices. Royal Philips has set up speech solutions design centers around the globe, supporting R&D and the establishment of industry standards, and is a member in various standardization bodies such as ECTF, SAPI, HAVI, HOMEAPI, VXML, W3C and Voice Times. For Royal Philips' speech processing and speech recognition business, visit: www.speech.philips.com.

         ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF US$33.9 BILLION IN 1998. IT IS A GLOBAL LEADER IN COLOR TELEVISION SETS, LIGHTING, ELECTRIC SHAVERS, COLOR PICTURE TUBES FOR TELEVISIONS AND MONITORS, AND ONE-CHIP TV PRODUCTS. ITS 228,800 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, MEDICAL SYSTEMS, BUSINESS ELECTRONICS, AND IT SERVICES (ORIGIN). ROYAL PHILIPS IS QUOTED ON THE NYSE, LONDON, FRANKFURT, AMSTERDAM AND OTHER STOCK EXCHANGES. NEWS FROM ROYAL PHILIPS IS LOCATED AT WWW.NEWS.PHILIPS.COM.







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